Exhibit 99.1

Neptune Wellness Solutions, Inc. Announces the Launch of Legendary Wildlife Conservationist Jane Goodall's First Product With the Company

~ The "Wonders of Africa" essential oil kit is made with sustainable ingredients and eco-friendly packaging ~

LAVAL, QC, Sept. 17, 2020 /CNW/ - Neptune Wellness Solutions, Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable, and purpose-driven lifestyle brands, announced the first of its product lines made in collaboration with legendary animal behavior expert and conservationist, Dr. Jane Goodall, under its Forest Remedies™ brand.

Wonder of Africa Essential Oil Collection (CNW Group/Neptune Wellness Solutions Inc.)

The "Wonders of Africa Essential Oil Kit" celebrates Dr. Goodall's remarkable passion and work. The collection includes four enchanting essential oils that are all sourced from Africa and feature citronella, ginger, ylang-ylang, and frankincense, to promote balance, harmony, and vibrance.

Inspired by her love of Africa and passion for protecting wildlife and built with the world-recognized leader International Flavors and Fragrances, this exclusive line of natural, plant-based wellness products directly supports the legendary conservationist's efforts to create a better world for all living things.

With every purchase, 5% of the sale price is donated directly to the Jane Goodall Institute to support continued research, conservation, and education efforts.

This kit includes four essential oils all sustainably sourced from countries in Africa—a continent with incredibly rich biodiversity that Dr. Goodall has long cared deeply about.

The four products are as follows:

Citronella Essential Oil
Origin: Togo
Scent: Floral, citrus aromas

We source our citronella from a farm in Togo where practices have been implemented to ensure a fair share of profits go to workers and to bring long-term economic opportunities to local villagers.

Ginger and Ylang-Ylang Essential Oils
Origin: Madagascar
Scent: Slightly sweet and spicy with fruity florals and a hint of jasmine

We source our ylang-ylang from a partner in Madagascar committed to planting fast-growing trees to reduce pressure on forests. Our ginger is produced via a contractual, win-win system that provides local communities with resources and a fair return.

Frankincense Essential Oil
Origin: Somaliland
Scent: Woody pine with citrus and spicy notes

In the wilds of Somaliland, where we source our frankincense, we have a full traceability system in place to follow the product from tree to destination port.

The products also use eco-friendly, 100% recyclable packaging. Consumers can even plant the wrapper, which is made from tree-free, plant-able Bee Saving Paper. This 100% biodegradable "paper" contains glucose, along with lemongrass and poppy seeds, that acts like an energy drink for bees. Just plant, grow, and help save bees!

Read more about planting Bee Saving Paper here.

"If we all make ethical choices, every day, our collective power for change is great," said Dr. Goodall. "I believe there is still a window of time to heal the planet before it is too late, but only if we make the right choices every day. I believe Forest Remedies is part of the solution."

"This is the first of our line of co-branded wellness products that we will bring to market with my good friend, and internationally recognized philanthropist, Dr. Goodall," said Michael Cammarata, Chief Executive Officer and President of Neptune. "Neptune has learned a lot from its collaboration with Dr. Goodall, encouraging each of us to 'use the gift of our life to make the world a better place.' Every day, Dr. Goodall exemplifies the difference one person can make. I could not be prouder, or more thankful, to be working with a pioneer such as Dr. Goodall."

You can purchase "Jane Goodall Wonders of Africa Essential Oil Kit" here.

About Neptune Wellness Solutions, Inc.:
Neptune Wellness Solutions is a diversified and fully integrated health and wellness company. With a mission to redefine health and wellness, Neptune is focused on building a broad portfolio of high-quality and affordable consumer products in response to long-term secular trends and market demand for plant-based, sustainable, and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify innovation opportunities, quickly adapt to consumer preferences and demand, and bring new products to market through its mass retail partners and e-commerce channels. Leveraging decades of expertise in extraction and product formulation, Neptune is a leading provider of turnkey product development and supply chain solutions to business customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals, and white label consumer packaged goods. The Company has a strong position in cannabis and hemp research, development, and commercialization focused on the use of cannabinoids in household products to make them safer, healthier, and more effective. Neptune's corporate headquarters is located in Laval, Quebec, with a 50,000-square-foot production facility located in Sherbrooke, Quebec, and a 24,000-square-foot facility located in North Carolina. For additional information, please visit: https://neptunecorp.com/.

About Dr. Jane Goodall;
Dr. Jane Goodall, DBE, founder of the Jane Goodall Institute and UN Messenger of Peace, is a pioneer in wild chimpanzee behavior, having led the now longest-running continuous research study chimpanzees in Gombe National Park in Tanzania. Dr. Goodall's focus shifted from research to conservation during a plane ride in the early 90s when she saw rampant destruction of the once lush Gombe, and knew that in order to save chimpanzees, she had first to save the habitat they lived in. She established the Jane Goodall Institute's Tacare approach to community-centered conservation, which has now stretched to six other nations in Africa, and the Roots & Shoots program to engage and empower young people in conservation globally. Today, advocating on behalf of all species, Dr. Goodall travels nearly 300 days a year sharing stories from her nearly six decades of scientific exploration and spreading a message of hope to inspire people everywhere, especially young people, that they can make a difference and create a more hopeful future for our world. For more information about Dr. Goodall, visit janegoodall.org, and follow her on Facebook @JaneGoodall and Instagram/Twitter @JaneGoodallInst.

About the Jane Goodall Institute:
The Jane Goodall Institute (JGI) is a global, community-centered conservation organization founded in 1977 that advances the vision and work of Dr. Jane Goodall in over 30 countries around the world. We aim to understand and protect chimpanzees, other apes, and their habitats, and empower people to be compassionate citizens in order to inspire conservation of the natural world we all share. JGI uses research, collaboration with local communities, best-in-class animal welfare standards, and the innovative use of science and technology to inspire hope and transform it into action for the common good. Through our Roots & Shoots program for young people of all ages, now active in over 50 countries around the world, JGI is creating an informed and compassionate critical mass of people who will help to create a better world for people, other animals, and our shared environment. For more information about Dr. Goodall, visit janegoodall.org, and follow her on Facebook @JaneGoodall and Instagram/Twitter @JaneGoodallInst.

Forward Looking Statements:
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors". Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Wonder of Africa Essential Oil Collection (CNW Group/Neptune Wellness Solutions Inc.)

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For further information: Investor Information: ICR, John Mills, 646-277-1254, John.Mills@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 17-SEP-20